Jeffrey H. Kuras (313) 465-7446 Fax: (313) 465-7447 jkuras@honigman.com

October 19, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Dietrich A. King

David Irving

Marc Thomas

David Lin

Re: Sterling Bancorp, Inc.

Draft Registration Statement on Form S-1

Submitted September 15, 2017

CIK No. 0001680379

Gentlemen:

On behalf of Sterling Bancorp, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments contained in your letter, dated October 12, 2017, relating to the Draft Registration Statement on Form S-1 (CIK No. 0001680379) confidentially submitted on September 15, 2017 (the “Draft Registration Statement”).

The Company is concurrently publicly filing its Registration Statement on Form S-1, which reflects the Company’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) and certain other updated information. The Company will also provide the Staff courtesy copies of the Registration Statement on Form S-1, marked to reflect the changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the initial filing), all page references herein correspond to the pages of the Registration Statement on Form S-1.

General

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506 Detroit • Ann Arbor • Bloomfield Hills • Chicago • Grand Rapids • Kalamazoo • Lansing

October 19, 2017

Summary

Our Business Strategy, page 5

2.                                      We note your disclosure at the bottom of page 5 that your business strategy includes continued growth of your commercial loan portfolio. Please balance the discussion by disclosing the added risks of commercial lending, as disclosed in the penultimate risk factor on page 20.

The Company advises the Staff that it has added additional disclosure on pages 6 and 84 to balance the discussion of its strategy to continue to grow its commercial loan portfolio by disclosing the additional risks associated with commercial lending.

Risk Factors

3.                                      Please tell us what consideration you gave to including a risk factor to address the risks, if any, associated with your senior leadership team being located in Southfield, Michigan while most of your lending activity occurs in California.

The Company respectfully advises the Staff that after due consideration, the Company does not believe the location of its senior leadership team in Southfield, Michigan despite the majority of lending activity occurring in California presents a material risk to the Company’s financial condition or results of operations for the following reasons.  The Company’s senior leadership team typically spends at least one week per month at the Company’s primary San Francisco branch and makes periodic in-person visits to its Los Angeles operations and more recently, to Seattle and New York City.  In addition, the Company has long-tenured employees based in California, including a senior vice president with over 28 years’ experience at the Company and a vice president of commercial lending with over 9 years’ experience at the Company, each of whom are fully integrated into monthly senior management meetings.  Finally, the Company utilizes videoconferencing technology to enable virtual face-to-face contact as its operations have grown geographically.  For the foregoing reasons, the Company believes that a specific risk factor to address the risks of the location of the senior leadership team would not be advisable.

Our ability to originate loans could be restricted by federal regulations, page 18

4.                                      Please revise this caption to describe that you could be subject to statutory claims for violations of the ability to repay standard.

The Company advises the Staff that it has revised the caption on page 18 to describe that it could be subject to statutory claims for violations of the ability to repay standard.

Use of Proceeds, page 43

5.                                      We note that you may use a portion of the net proceeds for “selective acquisition activity.” Please disclose whether you currently have any plans, arrangements or understandings to acquire any businesses or assets. If applicable, please briefly describe any businesses or assets to be purchased. Refer to Instruction 5 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that it does not currently have any plans, arrangements or understandings to acquire any business or assets and has revised its disclosure on page 44 accordingly.

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506 Detroit • Ann Arbor • Bloomfield Hills • Chicago • Grand Rapids • Kalamazoo • Lansing

October 19, 2017

Executive Compensation

Summary Compensation Table, page 107

6.                                      Please disclose how the bonus amounts in the table were determined for each of Messrs. Lopp and Montemayor. Refer to Item 402(o) of Regulation S-K.

The Company advises the Staff that it has expanded the disclosure on page 109 to include a discussion regarding how the bonus amounts in the compensation table were determined for each of Messrs. Lopp and Montemayor.

Description of Capital Stock
Choice of Forum, page 120

7.                                      Please add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

The Company advises the Staff that it has expanded the disclosure on page 40 to include a risk factor regarding the exclusive forum provision.

If you should have any questions or comments concerning this response or the Registration Statement on Form S-1, please do not hesitate to call Jeffrey H. Kuras at (313) 465-7446 or Jessica M. Herron at (313) 465-7602.

Yours sincerely,

/s/ Jeffrey H. Kuras

Jeffrey H. Kuras

cc: Sterling Bancorp, Inc.

Gary Judd

Thomas Lopp

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506 Detroit • Ann Arbor • Bloomfield Hills • Chicago • Grand Rapids • Kalamazoo • Lansing